Lihua International, Inc.
Houxiang Five-Star Industry District
Danyang City, Jiangsu Province
People’s Republic of China

September 22, 2011

Mr. John Cash Branch Chief Division of Corporation Finance, U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Lihua International, Inc.
Form 10-K filed March 14, 2011 for the year ended December 31, 2011
Form 10-Q filed May 10, 2011 for the quarter ended March 31, 2011
File No. 1-34445

Dear Mr. Cash:

Lihua International, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated August 4, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q (File No. 1-34445) (the “10-K” and the “10-Q”, respectively), which was received by the Company on September 7, 2011.

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

As requested in the Staff’s Letter, we hereby confirm that we will comply with the comments by including disclosure consistent with our responses below in our future filings with the Securities and Exchange Commission (the “SEC”).

 Form 10-K for the year ended December 31, 2010 General

1.           Please provide to us your proposed future disclosures as they relate to the comments contained in this letter.

COMPANY RESPONSE: To the extent that the Staff’s comment requires that we revise or clarify future filings, we have provided our proposed disclosures.  In certain instances, because circumstances may change we cannot at this time accurately provide future disclosures.  However, in those situations we have revised the disclosure from the 10-K and/or the 10-Q, as applicable, to address the Staff’s comment.

Mr. John Cash September 22, 2011 Page 2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 44

2.           Please revise future filings to better explain the factors that resulted in changes in volumes sold and changes in average sales prices by product category during each period presented. Also, to the extent that sales trends and/or gross profit margins for CCA and copper wire are different and materially impact your results, please revise future filings to separately present sales and cost of sales for each such product during each period presented. This comment is also applicable to future quarterly filings.

COMPANY RESPONSE:  The Company will provide additional disclosures in future filings similar to below to address this comment:

The overall sales volume increase of 79% in 2010 over 2009 is the result of capacity addition in our existing product, as well as production and sale of new product in 2010, partially offset by the reduction in copper rod sales as a result of increased use of rod internally as raw material for copper wire.  Sales volume of CCA and copper wire in 2010 has grown 85% from fiscal year 2009 as a result of capacity expansion in the first half of 2010.  We added six new wire copper drawing production lines in the first half of 2010 and thus expanded copper wire production capacity from 18,000 ton (expanded in October 2009) per annum to 20,000 – 27,000 ton per annum.  We began production and sales of copper anode in August 2010, and had sold 12,330 tons of copper anode in 2010.  Since we have expanded the copper wire production capacity in the first half of 2010, starting the third quarter of 2010, we were able to fully utilize copper rod produced as raw material for copper wire production, and no longer sold copper rod to outside customers.

We sell our products based on the prevailing market price at the time of the sale.  Factors impacting average selling prices of our products are copper price fluctuation, and in the case of the wire products, the average diameter of the wire products we sold during the period - the thicker the wire diameter the lower the sale price, and vice versa.

Average gross profit margin decreased to 16.8% in 2010 compaed with 22.4% in 2009, primary as a result of the addition of copper anode, which is a lower margin product compared with the wire products. In addition, as a result of the copper wire capacity addition, the copper wire products sales have increased significantly as a percentage of total sales in 2010, when compared with fiscal year 2009.  Since copper wire is a lower gross margin product than CCA wire, the increase in copper wire sales also contributed to the decrease in average CCA and copper wire gross margin as well as overall  gross margin.

Mr. John Cash September 22, 2011 Page 3

3.           Please revise future filings to address the fact that during 2010 the volumes sold of CCA and copper wire appear to have exceeded 100% of your disclosed capacity. Specifically, address if you expect your current capacity for CCA and copper wire to limit potential future sales and if you have any intentions to expand such capacity.

COMPANY RESPONSE: Historically, the Company has taken a conservative approach in estimating the annual capacity of each main product category.  Specifically, in the wire product categories (CCA and copper wire), the Company’s historical total annual capacity estimate was based upon assuming capacity on drawing the thinnest superfine wire, even though the Company often produced and sold larger mm’s of wire.  Since drawing the thinnest diameter of superfine wire (i.e. 0.03 mm) takes the longest time, the estimated annual capacity that the Company has disclosed assumes only the smallest possible wire production capacity that the Company could attain.

Lihua produces and sells a wide variety of superfine CCA and copper wire products according to customer order specifications.  In 2010, the average CCA and copper wire diameters we produced and sold was in the range of 0.03 mm to 2.6 mm, which were thicker than the thinnest wire diameter we can produce.  As a result, the actual sales volume of these two products exceeded the Company’s estimated production capacity, since such estimate is based upon the thinnest wire diameter production.  Based on the smallest (i.e. 0.03 mm) and largest wire diameter (i.e. 3 mm), we are capable of producing annual production capacities for CCA and copper wire in the range of 6,000 – 8,000 tons and 20,000 – 27,000 tons, respectively.

Given the production capacity estimates are conservative based upon the assumptions that are used, as described above, management does not expect the current CCA and copper wire capacity to limit potential sales.  However, such analysis and determination will be performed by the Company regularly in future years and any changes will be timely disclosed.  Currently we do not have plans to expand the production capacity for the existing CCA and copper wire products.  We are working on research and development of new products in the CCA wire category. Should the R&D on the new CCA wire products prove successful and we obtain manufacturing permits, we will plan to add capacity for the new products.  However the timing is uncertain since it is dependent on various factors, including but not limited to: the progress of the R&D, production license application, capex plan and capital plan.

The Company will provide the disclosures similar to the foregoing in its future filings.

4.           Please revise future filings to separately present cost of sales by product category, as currently presented in your selected financial data, and disclose and discuss the reasons for changes in gross profit margins by product category during each period presented. This comment is also applicable to future quarterly filings.

Mr. John Cash September 22, 2011 Page 4

COMPANY RESPONSE:

The Company plans to provide disclosures of cost of goods sold and gross profit by product category similar to the tables below in future filings:

	Year ended December 31,
	2010		2009
		%		%
In thousands, except for percentage	Cost of Sales	of Sales*	Cost of Sales	of Sales*
CCA and copper wire	$192,199	79.1%	$78,081	71.4%
Copper anode	89,107	91.3%	0	0.0%
Copper rod	27,124	91.1%	47,230	90.6%
Total	$308,430	83.2%	$125,311	77.6%

	Year ended December 31,
	2010		2009
		%		%
In thousands, except for percentage	Gross Profit	of Sales*	Gross Profit	of Sales*
CCA and copper wire	$50,934	20.9%	$31,317	28.6%
Copper anode	8,507	8.7%	0	0.0%
Copper rod	2,661	8.9%	4,916	9.4%
Total	$62,102	16.8%	$36,233	22.4%

*  Percentage of sales of respective product category

In addition, the Company will provide comments on changes in gross profit margin by product in future filings similar to below:

Average gross profit margin has decreased to 16.8% in 2010 as compared to 22.4% in 2009, primary as a result of the addition of copper anode, which is a lower margin product compared to the wire products. In addition, as a result of the copper wire capacity addition, the copper wire products sales have increased significantly as a percentage of total sales in 2010, when compared with fiscal year 2009.  Since copper wire is a lower gross margin product than CCA wire, the increase in copper wire sales also contributed to the decrease in average CCA and copper wire gross margin as well as overall gross margin.

5.           Please revise future filings to better explain the factors that impacted the change in the fair value of your warrants during each period presented. This comment is also applicable to future quarterly filings.

COMPANY RESPONSE:  The Company will provide the following revised disclosures in future filings to address the Staff’s comment:

Change in fair value of warrants

The fair value of the Company’s issued and outstanding Series A Warrants and Series B Warrants, and the Warrants issued to placement agents in conjunction with the Company’s initial public offering in September 2009, decreased to $8,682,441 as of December 31, 2010 and the Company recognized a $1,448,819 loss, which is a non-cash charge from the change in fair value of these warrants for the year ended December 31, 2010. In future periods, we may experience significant gains or losses, as the value of these warrants fluctuates in response to changes in our stock price.

Mr. John Cash September 22, 2011 Page 5

Liquidity and Capital Resources, page 48

6.           In light of the significant restrictions on the conversion of Renminbi and foreign currencies imposed by the PRC, please provide the following additional disclosures in future filings:

•	The methods you use to transfer cash between your operating subsidiaries and the offshore parent company.

•	The amount of cash held in Renminbi and in other foreign currencies.

•
Your current intentions regarding the recent BOD directive approving common stock repurchases, including if and how you intend to fund such repurchases. This comment is also applicable to future quarterly filings.

COMPANY RESPONSE:  The Company plans to provide disclosures in future fillings similar to below:

The Company has not transferred cash between our operating subsidiaries and the offshore parent company.  As of December 31, 2010, total cash held in Renminbi and U.S. dollars were RMB595.2 million (or $89.9 million based on the conversion rate of US$1 = RMB6.6227 on the same date) and $742,000, respectively. We maintain cash in U.S. dollars in an offshore account in Hong Kong, to pay for U.S. related expenses such as legal fees and external investor relation firm fees for being a public company in the U.S.  Currently the Company does not need to transfer cash between our operating subsidiaries, apart from common stock purchases.

In January 2011, the Board of Directors had approved a $15 million share repurchase program (the “Repurchase Program”) for the Company.  The Company has since purchased 264,047 shares in the open market at an aggregate cost of $2.1 million. The initial repurchases have been funded by U.S. $ funds the Company had in its Hong Kong cash account, and the subsequent repurchases have been funded by an aggregate of $1.3 million loans, denominated in U.S. dollars, from Magnify Wealth Enterprise Limited (“Magnify Wealth”), a British Virgin Islands corporation and an entity affiliated with Mr. Jianhua Zhu, our CEO and Chairman.  The Company has repaid Magnify Wealth in RMB.  While the Company’s operating subsidiaries in the PRC have substantial cash reserves available, the laws of the PRC restrict the conversion of RMB to U.S. dollars, such that the Company has encountered difficulty funding the Repurchase Program with U.S. dollars from cash held by its PRC subsidiaries. The Company explored possible alternative arrangements for funding the Repurchase Program in U.S. dollars with financial institutions, but Company management determined that such alternatives would have been costly or otherwise not appropriate for the Company.

Mr. John Cash September 22, 2011 Page 6

7.           Please revise future filings to address the purpose of your cash reserves and to provide investors with disclosures to enable them to better understand the financial statement impact and business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification.

COMPANY RESPONSE:  The Company plans to provide disclosures in future fillings similar to below:

As of December 31, 2010, total cash held was $90.6 million. Starting November 2010, the Company has commenced construction on a new plant.  Two new copper anode smelters with 25,000 tons of annual capacity each will be added on this new plant, which is anticipated to be completed in the fourth quarter of 2011.  Total capex on this project is estimated at $40 million.   As a result of expanded production capacity following the completion of the new plant, the Company is expecting higher sales, higher depreciation and other operating costs, and an overall increase in net income in the year 2012 and beyond.

8.           Please revise future filings to disclose the expected completion date and expected amount of capital expenditures to be incurred for your planned expansions. Also, please revise future quarterly filings to update the status of such projects, including changes in the expected completion date and costs to complete.

COMPANY RESPONSE:  Below is the form of the revised disclosures that the Company will provide in future filings to address the Staff’s comment. The Company will continue to provide updates on the progress of construction and disclose any material changes to completion date and costs to complete in all future periodic reports:

The construction of our new plant is anticipated to be completed in the fourth quarter of 2011 and the expected amount of capital expenditures to be incurred for the expansion is $40 million.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-11

9.           Please tell us, and clarify in future annual and quarterly filings, when merchandise is considered to be “sold” (i.e. upon shipment, upon delivery) such that revenue is recognized.

Mr. John Cash September 22, 2011 Page 7

COMPANY RESPONSE: The Company will provide the following revised disclosures in future filings to address the Staff’s comment:

Sales revenue is recognized net of value added tax, sales discounts and returns at the time when the merchandise is sold and delivered to the customer.

Shipping and handling costs, page F-12

10.           Please tell us, and clarify in future annual and quarterly filings, why percentage increases in shipping and handling costs are significantly less than percentage increases in sales.

COMPANY RESPONSE: Tons of CCA and copper products sold by us increased 79% in 2010 compared to 2009 while shipping and handling costs increased only 25%. Excluding the sale of copper anode sale which was launched in the second half of 2010, tons of CCA and copper wire and rod products sold increased 30% in 2010. Copper anode sales have only been made to three customers, all of whom are located in nearby cities and/or provinces that are within close proximity to our production location.  Due to their proximity to our facilities, the costs of shipping and handling for copper anode sales were significantly less than the costs of sales for our other products to customers that are located farther from our facility.   Further, depending on customer’s requests on a case-by-case basis, shipping and handling costs for our products may either be borne by us or by our customers.  In addition, commencing in 2010 the Company purchased new trucks and built its own transportation fleet, which has reduced transportation costs since we no longer had to outsource all of our transportation needs. The Company will provide disclosure similar to the foregoing in its discussion of Selling, General and Administrative Expenses in the MD&A in future filings.

Foreign currency, page F-13

11.           Please tell us, and disclose in future filings, the functional currencies of each subsidiary listed on page F-6 as well as the functional currency of the parent and registrant.

COMPANY RESPONSE:  The Company will provide the following disclosures in future filings to address the Staff’s comment:

The Company uses the United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes.  The functional currency of the parent company and Ally Profit is US$.  The functional currency of Lihua Holdings is Hong Kong dollars. The PRC subsidiaries maintain their books and records in their functional currency, Chinese Renminbi (“RMB”), being the lawful currency in the PRC.

Mr. John Cash September 22, 2011 Page 8

12.           Please explain to us how you determine the effect of exchange rates on cash as presented in your statements of cash flows, including why the impact was positive in 2010 based on the decline in year-end exchanges rates from December 31, 2009 to December 31, 2010. Also, please explain to us how you determine foreign currency translation adjustments as presented in your statements of stockholders’ equity, including why the impact increased significantly in 2010.

COMPANY RESPONSE: The Company’s statements of cash flows include the reporting currency equivalent (ie US$) of foreign-currency cash flows (ie RMB) using the average exchange rate during the reporting period.  As a result of this translation, the effect of exchange rate changes on cash balances held in foreign currencies rose and was presented as a separate part of the reconciliation of the change in cash and cash equivalents during the period. The effect of exchange rates was positive in 2010 as RMB continued to appreciate against US$ during the year.

The Company uses US$ for financial reporting purposes.  The PRC subsidiaries maintain their books and records in their functional currency (RMB).  Assets and liabilities of the PRC subsidiaries are translated from RMB into US$ using the applicable exchange rates prevailing at the balance sheet date.  Items on the statement of operations are translated at average exchange rates during the reporting period.  Equity accounts are translated at historical rates.  Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income (foreign currency translation adjustments) on the statements of stockholders’ equity.

The effect increased significantly in 2010 as a result of:

•           the Company continuing to generate significant amount of profits in RMB;

•           The Company’s assets being denominated in RMB increased following the further capital injection of US$33.3 million to its two subsidiaries in the PRC in the first half of 2010; and

•           RMB continuing to appreciate over US$ in 2010. See below for the exchange rates used to translate amounts in RMB into U.S. Dollars for the purposes of preparing the consolidated financial statements:

	2010	2009	2008
Balance sheet items, except for equity accounts	US$1=RMB6.6227	US$1=RMB6.8282

Items in the statements of income and cash flows	US$1=RMB6.7695	US$1=RMB6.8310	US$1=RMB6.9452

Mr. John Cash September 22, 2011 Page 9

Note 3. Fair Value Measurements and Financial Instruments, page F-16

13.           Please explain to us how you determined to account for the exercise of warrants as debt extinguishments.

COMPANY RESPONSE:  The Company’s warrants have been classified as derivatives in accordance with the guidance provided in FASB ASC 815-40-15-7I, because they are denominated in U.S. dollars, which is different from the Company’s functional currency (Renminbi).

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of income.  The Company accounted for the exercise of these warrants as extinguishment of debts in accordance with ASC 815-10-40-1, “Derivatives and Hedges – Derecognition” and ASC 470-50-40, “Debt – Modification and Extinguishments – Derecognition”.

Form 10-0 for the quarter ended March 31, 2011

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Basis of Presentation, page 7

14.           Please revise future filings to clarify, if accurate, that all adjustments are of a normal recurring nature, otherwise, please disclose the nature and amount of any adjustments that are other than normal recurring as required by Rule 10-01(b)(8) of Regulation S-X.

COMPANY RESPONSE:  The Company will provide the following revised disclosures in future filings to address the Staff’s comment:

These interim condensed consolidated financial statements are unaudited.  In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements, which are of a normal and recurring nature, have been included.

Note 8. Prepaid Land Use Right, page 14

15.           Please tell us, and clarify in future filings, when the remaining land use payment is expected to be paid and describe the other formalities that are not yet complete.  Specifically, please address if there are risks that such formalities may not be complete and indicate what, if any, recourse you would have in such circumstances.

COMPANY RESPONSE:  The Company will provide the following revised disclosures in future filings to address the Staff’s comment:

The Company has completed all the formalities in relation to the acquisition of the land use rights, except for paying the last payment of RMB2,391,910 ($361,168).  The Company is waiting for the local government to formally issue the land use rights certificates, and upon the issuance of the land use rights certificates, the Company will pay the remaining land use payments of RMB2,391,910 ($361,168).

Mr. John Cash September 22, 2011 Page 10

Based on the Company’s understanding of the process, each year the local government allocates certain area (mu) of land to selected local manufacturers.  However, the physical land use right certificates are not issued to those manufacturers until the local government receives the formal annual land quota from the state government.  The Company has received a land use rights certificate in September 2011 for 100 mu out of a total of 180 mu of land allocated to the Company, and management expects to receive the land use rights certificate for the remaining 80 mu by the second quarter 2012.  Upon receipt of the land use right certificates for the remaining 80 mu of land, the Company will pay the remaining land use payments of RMB2,391,910.

Based upon the local government practice, as well as the Company’s prior experience obtaining land use rights after going through the same process, management believes that the risk of losing the already allocated land use right is extremely low.  In the unlikely event that the local government is unable to issue the physical land use right certificate for the remaining 80 mu of land, we believe we would have the right to receive a refund of the payment we made to the local government with respect to the land use right and, request to receive additional monies from the local government for construction costs incurred to date on the land.

The Company hereby acknowledges that:

	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K or 10-Q, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159 or Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122.

Sincerely,

/s/ Jianhua Zhu
Jianhua Zhu
Chairman and Chief Executive Officer